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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NORTH COAST ENERGY, INC.
(Name of Subject Company)

NORTH COAST ENERGY, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

658649 70 2
(CUSIP Number of Class of Securities)

Gordon O. Yonel
President and Chief Executive Officer
North Coast Energy, Inc.
1993 Case Parkway
Twinsburg, Ohio 44087-2343
(330) 425-2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

COPIES TO:
Dean A. Swift General Counsel and Secretary North Coast Energy, Inc. 1993 Case Parkway Twinsburg, Ohio 44087-2343 (330) 425-2330	Michael D. Phillips Calfee, Halter & Griswold LLP 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114 (216) 622-8200
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

        This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2003, as amended pursuant to Amendment No. 1 filed with the Commission on December 10, 2003 and Amendment No. 2 filed with the Commission on January 6, 2004, by North Coast Energy, Inc., a Delaware corporation (the "Company"), relating to the tender offer by NCE Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of EXCO Resources, Inc., a Texas corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, at a purchase price of $10.75 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated December 5, 2003 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) to the Statement, the Supplement to the Offer to Purchase, dated January 6, 2004 (the "Supplement"), a copy of which is filed as Exhibit (a)(10) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(2) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Statement.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled "Background":

        On January 26, 2004, the Company issued a press release announcing the successful completion of the cash tender offer by Parent for all the outstanding shares of common stock of the Company at a price of $10.75 per share. A copy of the press release issued by the Company on January 26, 2004 is filed herewith as Exhibit (a)(14) and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description
(a)(14)	Press Release, dated January 26, 2004, issued by the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH COAST ENERGY, INC.
	By:	/s/ Gordon O. Yonel
Name: Gordon O. Yonel Title: President and Chief Executive Officer
Dated: January 26, 2004

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Introduction
  Item 4. The Solicitation or Recommendation.
  Item 9. Exhibits.
SIGNATURE